

September 6, 2016

Via E-mail
Mr. Ben M. Palmer
Chief Financial Officer
Marine Products Corporation
2801 Buford Highway, Suite 520
Atlanta, GA 30329

> **Re:** **Marine Products Corporation**
> **Schedule TO-I**
> **Filed August 26, 2016**
> **File No. 005-61531**

Dear Mr. Palmer:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide the information required pursuant to General Instruction C to Schedule TO with regard to each executive officer and director of the Company, or advise. Also provide the information required under Item 1003(a) of Regulation M-A pursuant to Item 3 of Schedule TO with regard to these individuals.

Source and Amount of Funds, page 22

2. We read the consolidated balance sheet included within the Form 10-Q filed August 1, 2016. Please advise us what financial resources constitute "working capital." In addition, please revise to disclose any alternative financing arrangements or alternative financing plans in the event the primary financing plan falls through. If no such arrangements exist, please revise to so state. Refer to Item 1007(b) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Justin A. Kisner, Staff Attorney, at (202) 551-3788, or me at (202) 551-3440, if you have any questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Robert F. Dow, Esq.
        Arnall Golden Gregory LLP